UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NantKwest, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

63016Q102

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

With a copy to:

Martin J. Waters

Daniel R. Koeppen

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Cambridge Equities, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 41,007,300 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 41,007,300 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,007,300 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	This percentage is calculated based upon 79,494,832 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated July 27, 2015, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2015. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering of 8,288,000 shares and the underwriters’ over-allotment option to purchase 1,243,200 shares of Common Stock.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS MP 13 Ventures, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 41,007,300 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 41,007,300 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,007,300 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	This percentage is calculated based upon 79,494,832 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated July 27, 2015, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2015. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering of 8,288,000 shares and the underwriters’ over-allotment option to purchase 1,243,200 shares of Common Stock.

13D

CUSIP No. 63016Q102

(1)	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, AF (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 18,925,536 shares (See Item 5)
	(8)	SHARED VOTING POWER 41,007,300 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 18,925,536 shares (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 41,007,300 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,932,836 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	This percentage is calculated based upon 79,494,832 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s final prospectus, dated July 27, 2015, filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2015. The number of shares of Common Stock outstanding gives effect to the Issuer’s initial public offering of 8,288,000 shares and the underwriters’ over-allotment option to purchase 1,243,200 shares of Common Stock.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0001 per share (the “Common Stock”), of NantKwest, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3530 John Hopkins Court, San Diego, California 92121.

Item 2.	Identity and Background.

(a), (f)	This Statement is being filed jointly by (i) Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”), (ii) MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”), and (iii) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States. Cambridge Equities, MP 13 Ventures and Dr. Soon-Shiong are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 9922 Jefferson Boulevard, Culver City, California 90232.

(c)	The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). Dr. Soon-Shiong is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Statement as a result of the purchase of 450,000 shares of Common Stock on August 21, 2015. All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 450,000 shares of Common Stock acquired was approximately $10,350,000 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the purchase of 450,000 shares of Common Stock on August 21, 2015.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Cambridge Equities beneficially owns, in the aggregate, 41,007,300 shares of Common Stock, representing approximately 51.8% of the outstanding Common Stock of the Company, including 9,257 shares that may be acquired pursuant to the exercise of warrants. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

Dr. Soon-Shiong also beneficially owns 18,925,536 shares of Common Stock, including 18,925,536 shares that may be acquired pursuant to the exercise of warrants and options. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 18,925,536 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 59,932,836 shares of Common Stock, representing approximately 61.2% of the outstanding Common Stock of the Company.

(c) The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Nominating Agreement

On June 18, 2015, Cambridge and the Issuer entered into a nominating agreement (the “Nominating Agreement”), pursuant to which Cambridge shall have the right to designate one director to the Issuer’s Board of Directors for so long as Cambridge and/or its affiliates directly own more than 20% of the issued and outstanding shares of the Common Stock (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions). Dr. Soon-Shiong, who controls the entity that is the general partner of Cambridge and has the sole power to vote or direct to vote and the sole power to dispose or direct the disposition, was selected by Cambridge to hold this board seat. The Cambridge director nominee shall be nominated and recommended for election to the Board of Directors by the Issuer’s nominating committee, or by the Issuer’s Board of Directors or other duly authorized committee, subject to any applicable limitations imposed by the Delaware General Corporate Law, the Board of Directors’ fiduciary duties to its stockholders and any other applicable law. Cambridge’s right to have a designee nominated or appointed to serve on the Issuer’s Board of Directors shall automatically terminate whenever Cambridge owns less than 20% of the Issuer’s issued and outstanding shares of the Common Stock.

The foregoing summary of the Nominating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated by reference herein.

Registration Rights Agreement

On December 23, 2014, the Issuer and Cambridge entered into a registration rights agreement (the “Rights Agreement”). Under the terms of the Rights Agreement, Cambridge has the right to demand registration of 25,191,473 shares of Common Stock. Cambridge also has “piggyback” registration rights exercisable at any time that allow them to include the shares of Common Stock that they own in any public offering of equity securities initiated by the Issuer for its own account or the account of others (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them). These “piggyback” registration rights are not available with respect to any shares of Common Stock held by Cambridge which are eligible for resale pursuant certain exemptions from registration under the Securities Act or that are the subject of a then-effective registration statement.

The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference herein.

Lock-up Agreement

In connection with the Issuer’s initial public offering, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it agreed that: with limited exceptions, for a period of 180 days after July 27, 2105, may not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for the Common Stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of the Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference herein.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

3	Registration Rights Agreement by and between the Issuer and Cambridge Equities LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

4	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on July 16, 2015).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: August 31, 2015

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit Index

Exhibit Number	Description

1	Joint Filing Agreement.

2	Nominating Agreement by and between the Issuer and Cambridge Equities, LP, dated June 18, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

3	Registration Rights Agreement by and between the Issuer and Cambridge Equities LP, dated December 23, 2014 (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on June 19, 2015).

4	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-205124) filed with the SEC on July 16, 2015).